Filed by Wachovia Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934, as amended

Subject Company:

A.G. Edwards, Inc.

Commission File No.: 1-8527

Date: September 10, 2007

This filing may contain certain forward-looking statements with respect to each of Wachovia Corporation (“Wachovia”) and A.G. Edwards, Inc. (“A.G. Edwards”) and the combined company following the proposed merger between Wachovia and A.G. Edwards (the “Merger”), as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia, including, without limitation, (i) statements relating to the benefits of the Merger, including future financial and operating results, cost savings, enhanced revenues and the accretion/dilution to reported earnings that may be realized from the Merger, (ii) statements relating to the benefits of the merger between Wachovia and Golden West Financial Corporation (“Golden West”) completed on October 1, 2006 (the “Golden West Merger”), including future financial and operating results, cost savings, enhanced revenues and the accretion to reported earnings that may be realized from the Golden West Merger, (iii) statements regarding certain of Wachovia’s and/or A.G. Edwards’ goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of Wachovia’s credit quality trends, and (iv) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “projects”, “outlook” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s control).

The following factors, among others, could cause Wachovia’s financial performance to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and A.G. Edwards in connection with the Merger or the businesses of Wachovia and Golden West in connection with the Golden West Merger will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) the risk that expected revenue synergies and cost savings from the Merger or the Golden West Merger may not be fully realized or realized within the expected time frame; (3) the risk that revenues following the Merger or the Golden West Merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the Merger or the Golden West Merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the inability to obtain governmental approvals of the Merger on the proposed terms and schedule; (6) the failure of A.G. Edwards’ shareholders to approve the Merger; (7) risk that the strength of the United States economy in general and the strength of the local economies in which Wachovia and/or A.G. Edwards conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) potential or actual litigation; (10) inflation, interest rate, market and monetary fluctuations; and (11) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s and A.G. Edwards’ brokerage and capital markets activities. Additional factors that could cause Wachovia’s and A.G. Edwards’ results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and A.G. Edwards’ Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning Wachovia or the proposed Merger or other matters and attributable to Wachovia or A.G. Edwards or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia and A.G. Edwards do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.

The proposed Merger will be submitted to A.G. Edwards’ shareholders for their consideration. A.G. Edwards’ shareholders are urged to read the definitive proxy statement/prospectus regarding the proposed Merger, as well as any other relevant documents concerning the proposed Merger filed with the SEC (and any amendments or supplements to those documents), because they contain important information. You will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Wachovia and A.G. Edwards, at the SEC’s website (http://www.sec.gov) and at the companies’ respective websites, www.wachovia.com and www.agedwards.com. Copies of the definitive proxy statement/prospectus and the SEC filings incorporated by reference in the definitive proxy statement/prospectus can also be obtained, free of charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-383-0798; or to A.G. Edwards, Inc., Investor Relations, One North Jefferson Avenue, St. Louis, MO 63103, (314) 955-3000.

Wachovia Corporation
Turbulent Times Call for Strong Management
Lehman Brothers Financial Services Conference
September 10, 2007
Ken Thompson
Chairman and CEO
THE FOLLOWING PRESENTATION WAS USED IN A CONFERENCE WITH
INVESTORS AND OTHERS AND WAS MADE AVAILABLE ON WACHOVIA’S
WEBSITE.

Page 1 - 5219, Lehman Brothers Financial Services Conference
Execution excellence drives
long-term track record
Sixth straight year of No. 1 customer satisfaction
938 bps improvement in efficiency ratio from 2001*
Proactively reduced risk in loan portfolio
– Average charge-off ratio improves 55 bps from 70 bps in
2001 to 15 bps in 1H07
Fifth straight year of double-digit earnings growth
in 2006
167% increase in dividend since 4Q01 to 3Q07
Top quartile shareholder return since year-end 2001**
*Improvement from 2001 to 2007 YTD through 6/30/07.
**Total shareholder return from 12/31/01 to 8/31/07, ranking among the Top 20 U.S. Banks.

Page 2 - 5219, Lehman Brothers Financial Services Conference
#3 deposit market
share in the U.S.
#2 brokerage firm with 14%
market share of brokerage
revenues in Top 50 MSAs*
#5 wealth manager**
High growth/high wealth
markets
– 8.8% deposit-weighted average
population growth vs. 6.3% U.S.
average***
– Manage over $1 trillion
of investment assets; serve 18%
of wealth households in U.S.
*Including the pending acquisition of A.G. Edwards, Inc.
**Source: Barron’s magazine, based on $324 billion assets under management as of 6/30/06.
***Source: SNL Financial. 5-year average population growth, county-weighted by deposits.
Wachovia in perspective: A great footprint
drives sustainable long-term growth
Wachovia financial centers
Wachovia Securities*
Wachovia Mortgage
World Savings Bank financial centers
World Savings Bank Mortgage

Page 3 - 5219, Lehman Brothers Financial Services Conference
Wachovia in perspective: Well- managed,
diversified businesses drive sustainable long-term growth
Wachovia’s 4 Core Businesses Earned $4.8 billion* in 1H07
Capital
Management
$584
Corporate &
Investment
Bank
$979
General Bank
$3,112
Wealth
Management
$137
*As reported segment earnings through June 30, 2007 excluding merger and restructuring charges of $26 million after-tax and losses in the parent of $164 million.
“Combined” 1H06 revenues and earnings were $16.2 billion and $4.4 billion, respectively. For additional information on
“Combined” results see Wachovia’s Current Report on Form 8-K dated January 23, 2007.
65%
20%
3%
12%
($ in millions)
1H07 vs. 1H06 “Combined”
Revenues up 5%
Continued solid credit
quality

Page 4 - 5219, Lehman Brothers Financial Services Conference
General Banking Group
Well positioned for growth
Strong household acquisition
Solid organic deposit and loan growth
Effective expansion programs
– De novo branches
– Up-tiering of acquired franchises
Mortgage business on sound footing
– Growth lower than expected at GDW acquisition
– 2008 will produce growth in adverse housing market
– Low loss content portfolio has been validated

Page 5 - 5219, Lehman Brothers Financial Services Conference
General Bank: Strong track record of
improving customer retention and acquisition
20.0%
10.9%
4Q99 2Q07
10.9%
14.1%
4Q00 2Q07
Annualized Retail, Small Business, Business Banking and Community Banking controllable attrition and acquisition rates; 4Q99 attrition data is total, acquisition data unavailable prior to 2000.
*Based on 11 million Retail, Small Business, Business Banking and Community Banking household and customer relationships at 2Q07 quarter-end.
350,000 net new households on an annualized basis*
Approximately 3 times the growth rate for US households
Attrition Acquisition

Page 6 - 5219, Lehman Brothers Financial Services Conference
General Bank:
De Novo success drives long-term growth
De Novo Program
315 de novos opened since
January 2003
In aggregate, entire de
novo portfolio is exceeding
initial projections and on
average is tracking to an
IRR in excess of 25%
–
78% of de novos* exceeding
expectations
–
Of de novos* not meeting
initial projections action
plans are expected to return
75% to original projections
De Novo Performance vs. Peers
Deposits/Branch/Month**
($ in thousands)
**Source: SNL Securities. July 2006 deposit balances divided by months opened for bricks and mortar branches opened from July 2005 – July
2006. Excludes branches with more than $25MM in deposits, branches with zero deposits, branches open less than 30 days and branches without disclosed open dates.
$1,493
$1,267
$1,111
$989
$807
WB BAC JPM WFC WM
*De novos opened at least 6 months.

Page 7 - 5219, Lehman Brothers Financial Services Conference
38%
54%
76%
25%
43%
130%
General Bank:
Strong track record of leveraging acquisitions
Merger
1 yr
post-merger
3.5 yrs
post-merger
Legacy Wachovia as a % of Legacy
FTU Branches at Merger
Merger
1 yr
post-merger
3.5 yrs
post-merger
Legacy Wachovia as a % of Legacy
FTU Branches at Merger
61%
77%
195%
.75 years
post-merger
1 yr
post-merger
2.5 yrs
post-merger
South Trust as a % of
WB Branches at Merger
Merger 1 yr
post-merger
2.5 yrs
post-merger
South Trust as a % of
WB Branches at Merger
22%
45%
83%
Deposit Production Loan Production

Page 8 - 5219, Lehman Brothers Financial Services Conference
$110
$141
$153
$166
$202
$233
$295
2001 2002 2003 2004 2005 2006 1H07
General Bank:
Strong track record of sales growth
579
555
535
560
413
92
1 Million
2002 2003 2004 2005 2006 2007
Net new retail checking
accounts**
(in thousands except goal)
1H07 total of 579,000 outpaced
previous full year results
*See Appendix for calculations. As reported in 2006 Annual Report on Form 10K –
See Appendix for Combined Core Deposit Growth Table.
**Net new checking accounts reflect active open transaction accounts and excludes money market and CAP accounts.
Core Deposits*
($ in billions)
Goal:

Page 9 - 5219, Lehman Brothers Financial Services Conference
General Bank:
Beginning to leverage the Golden West acquisition
8,615
3,816
13,739
26,253
36,094
46,752
54,281
2006 Jan '07 Feb '07 Mar '07 Apr '07 May '07 Jun '07
World Savings branches
checking account sales
(California Only)
(2007 Cumulative Sales)
Escrows on new mortgage
originations
–
$250MM as of 8/31
–
Growing at approximately
$30 million per month
Launch of new COSI index
ensures our ability to price
CDs competitively for legacy
World Savings customers
–
COSI Index = average cost for
all CDs at Wachovia & World
Savings

Page 10 - 5219, Lehman Brothers Financial Services Conference
64%
58%
56%
55%
52%
50%
45%
2000 2001 2002 2003 2004 2005 2006 1H07
General Bank:
Strong track record of disciplined expense control
Improved efficiency ratio
2,000 bps while dramatically
expanding the business
–
De novo branches in high
growth markets
–
Western expansion
–
Retail credit (credit card,
mortgage, auto)
–
Small Business
–
Customer facing systems
and service improvements
Cash overhead efficiency ratio calculated as total noninterest expense as reported on a segment basis (which excludes merger-related and restructuring expense) divided by the sum of net interest income, including the tax-equivalent adjustment, and fee and other income as reported on a segment basis.
Cash OER: Best in Class
Efficiency and Service
44%

Page 11 - 5219, Lehman Brothers Financial Services Conference
Wachovia Mortgage: Well positioned to
benefit from changing industry landscape
5 of top 40 mortgage lenders out of business*
– Represents more than 9% of 2006 production
Fewer product options available
– Approximately half of products previously offered by peers no longer available
Portfolio lenders have liquidity and excess capacity
– Non-portfolio lenders face wholesale funding constraints
Current trends favorable for Pick-a-Payment products
– Spreads have widened
– Pre-payment speeds slowing
– Interest rate outlook is favorable to adjustable rate products
Sale of Pick-a-Payment products in legacy Wachovia franchise accelerating; originations expected to exceed $1 billion in 2007
*As of September 6, 2007. Top 40 mortgage lenders based on 2006 mortgage production.

Page 12 - 5219, Lehman Brothers Financial Services Conference
Wachovia’s Option ARM is superior for
customers, profitability and credit quality
More volatile indices and
interest rate resets introduce
shock at recast
Slower-moving COSI index and 7.5%
maximum yearly payment increase
minimizes payment change
Payment Shock:
3   party broker Fully in-house Where Underwritten:
Largely 3   party broker originated Multi-channel Origination Channels:
Originate for sale Portfolio lender Lending Model:
Historically higher, PMI
inconsistently required
70% Average Loan to
Value:
Spreads locked in at origination; tied
to our own CD rates
Compliant
Wachovia in-house appraiser
Underwritten to fully indexed rate,
always collateral based
Wachovia’s Pick-a-Payment
Loans funded by higher-cost
shorter duration wholesale funding
Often required significant
modification to achieve compliance
Automated model or outsourced
to market appraiser
Historically underwritten to teaser
rate, FICO score based
Competitor’s Option ARM
Appraisal Process:
Type of Underwriting:
Profitability:
Regulatory
Perspective
rd
rd

Page 13 - 5219, Lehman Brothers Financial Services Conference
World Savings credit trends over a cycle:
NPAs rise but loss content low
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007
Peak Delinquency
Ratio – 90+ Days
2/94: 1.61%
Peak Losses
as a % of Loans
(8/93) = 20 bps
Peak Real Estate
Owned Balances
1/97: $119MM
% of Loans
$ Balances in
Millions
90+ Day
Delinquency
Ratio
REO Losses ($) REO Inventory
at Month End
As of June 2007
90+ Day Delinquency
Ratio of 0.90%
REO Inventory of 301
properties with a
value of $74.0 million
-
YTD REO losses of
$3.0 million at an
average severity
of 7.2%
$140
$120
$100
$80
$60
$40
$20
$0
0.00%
0.20%
0.40%
0.60%
0.80%
1.00%
1.20%
1.40%
1.60%
1.80%

Page 14 - 5219, Lehman Brothers Financial Services Conference
Wachovia Mortgage: Portfolio
well-positioned for declining housing values
Outside financial services advisory firm recently analyzed the strengths and vulnerabilities of the Pick-a-Payment portfolio in adverse housing markets
Confirmed that legacy GDW processes were being consistently
applied and followed in
–
Product design and marketing
–
Appraisals
–
Underwriting
–
Customer retention
–
Collection and foreclosure
–
Real estate disposition
Used base case for declining house prices from Moody’s
Economy.com of 5.5% in 2007 and 6.5% in 2008
–
Expected losses in 2008 less than 10 bps; credit costs more than offset by benefit of lower prepayments

Page 15 - 5219, Lehman Brothers Financial Services Conference
Wachovia Securities: Retail Brokerage
A leading franchise with outstanding performance
Solid execution on revenue initiatives
Excellent expense control
Top-tier profitability
Strong synergies with retail and investment banking
businesses
Well positioned to leverage A.G. Edwards acquisition

Page 16 - 5219, Lehman Brothers Financial Services Conference
31%
51%
60%
2Q01 2Q04 2Q07
11%
12%
26%
2Q01 2Q04 2Q07
$249
$619
$796
2Q01 2Q04 2Q07
Total Broker Client Assets
($ in billions)
Wachovia Securities: Strong track
record of consistent focus on key strategies
$423
$514
$686
2Q01 2Q04 2Q07
Annualized Revenue per
Series 7 Reg Rep
($ in thousands)
Recurring Revenue as a % of
Total Revenue
Pre-Tax Margin*
*Pre-Tax Margin excluding merger-related and restructuring expense.

Page 17 - 5219, Lehman Brothers Financial Services Conference
$0.9
$1.3
$2.1
$2.0
$1.9
$2.7
$3.9
$4.9
2004 2005 2006 TTM*
Wachovia Securities:
Strong track record
of leveraging cross-enterprise opportunities
CMG Deposit and Loan
Production
($ in millions)
CMG/CIB Cross-Business
Partnership Revenues
($ in millions)
$307
$326
$388
$449
$395
2003 2004 2005 2006 1H07
Deposits 38% CAGR
Loans 46% CAGR
Deposits Loans
*TTM = Trailing Twelve Months through 6/30/07.

Page 18 - 5219, Lehman Brothers Financial Services Conference
12%
19%
A.G. Edwards WB Securities
16%
26%
A.G. Edwards WB Securities
Wachovia Securities:
Extraordinary
Opportunity to leverage AGE acquisition
Annualized Revenue/Series 7
Registered Rep**
($ in thousands)
Fee Based Assets/Client Assets
Client Assets*/Series 7 Reg. Rep.
($ in millions)
Pre-Tax Margin***
$509
$686
A.G. Edwards WB Securities
$60
$81
A.G. Edwards WB Securities
A.G. Edwards data as of 5/28/07 while WB Securities as of 6/30/07.
*Client assets excluding CCG (clearing assets).
**Last reported quarter’s annualized revenues divided by average Series 7 registered representatives.
***Wachovia’s Retail Brokerage pre-tax margin excludes merger-related and restructuring expenses.

Page 19 - 5219, Lehman Brothers Financial Services Conference
Corporate and Investment Bank
Proven ability to grow organically
Sound risk management practices
Important businesses will likely remain subdued
Well positioned strategically for an environment
where capital, liquidity and good risk management
have enhanced value

Page 20 - 5219, Lehman Brothers Financial Services Conference
7%
13%
34%
29%
21%
25%
29%
2001 2002 2003 2004 2005 2006 1H07
Return on Capital*
($ in millions)
*Risk adjusted return on capital.
$292
$567
$1,671
$1,719
$1,183
$979
$1,982
2001 2002 2003 2004 2005 2006 1H07
Earnings
($ in millions)
Corporate and Investment Bank:
Ongoing, disciplined growth

WACHOVIA
UBS
Deutsche Bank
LEHMAN BROTHERS
BEAR STEARNS
JPMorgan
Morgan Stanley
Bank of America
citigroup
CREDIT SUISSE

WACHOVIA

Page 21 - 5219, Lehman Brothers Financial Services Conference
Source: Dealogic data as of June 30, 2007. Includes DCM, ECM, M&A, LS (DCM Includes ABS/MBS).
Cumulative Fee Based U.S. Market Share Growth
2001-2Q07
2.1%
1.6%
1.0%
0.8%
0.5%
0.4%
(0.4%)
(0.6%)
(1.3%)
(1.6%)
(2.8%)
(3.5%)
Corporate and Investment Bank:
Strong track record of gaining market share

Page 22 - 5219, Lehman Brothers Financial Services Conference
Corporate and Investment Bank:
Focused on proactively managing risk
Modest leveraged loan and high yield bond bridge positions
– Began dialing back leveraged loan exposure in 1Q07
> In 2006, lead book runner on 5 of Top 10 deals; YTD 2007, book runner on no Top 10 deals
– Strategic and financial sponsor pipeline
> $10.9 billion commitments
• Less than 20% of all commitments are bond bridges
> Diversified pipeline with high credit quality
– Minimal bridge equity exposure
Not a prime broker; little hedge fund exposure
Historically not a major participant in subprime mortgage fixed income market
– Exited HomEq and Equibanc; Vertice ceased subprime originations in 1Q06
CDO/CLO and other structured product warehouses at manageable levels
– Warehouses reduced substantially from 2Q07 levels
– WB participated in only 4 of 185 mezzanine ABS CDO deals

Page 23 - 5219, Lehman Brothers Financial Services Conference
Strong risk culture, expense control and
capital management discipline
Superior credit performance resulting from low risk
business model
Solid efficiency improvements despite ongoing
investments for growth
Well positioned with excess capital

Page 24 - 5219, Lehman Brothers Financial Services Conference
Period-end balance sheet as of 6/30/2007. Net charge-offs are 2Q07 charge-offs as a % of respective loan portfolio, annualized.
Low risk business model drives low
loss-content loan portfolio
Total Loan Portfolio
89% Secured/Guaranteed
Consumer
Mortgage
Other
Consumer
Real Estate
Secured
Student
Auto, Other
Secured
Commercial,
Financial &
Agricultural
Commercial
Real Estate
Commercial
Leasing
Commercial
Foreign
$254 billion consumer loan portfolio
96% secured (additional 3% guaranteed)
 87% secured by Real Estate
> 87% secured by a first lien
> 70% average loan-to-value
> 699 average FICO score
Net charge-offs: 0.19%
$175 billion commercial loan portfolio
76% secured
No industry > 5% (3-digit SIC)
$1.7 million average size
Net charge-offs: 0.07%
38%
5%
3%
9%
24%
6%
13%
2%

Growth in reserves driven by low risk portfolio growth

($ in billions)
$280.9
$282.9
$290.8
$420.2
$421.7
$429.1
$3.0
$3.0
$3.0
$3.4
$3.4
$3.4
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
Period-End Loans
Loan Loss Reserves

- Increased reserves a function of loan growth; credit quality remains strong
  - 1Q06: Net charge-off ratio of 9 bps - #3 of Top 20 Banks
  - 2Q07: Net charge-off ratio of 14 bps - #1 of Top 20 Banks
- Consumer real estate portfolio is lower risk and well collateralized
- Limited credit card exposure

Page 25 - 5219, Lehman Brothers Financial Services Conference

WACHOVIA

Page 26 - 5219, Lehman Brothers Financial Services Conference
0.14%
WB 0.14%
BAC 0.81%
JPM 0.85%
WFC 0.87%
C 1.14%
Net Charge-off Ratio
0.99%
Low risk business model
provides flexibility
0.37%
0.70%
2001 2Q07
Wachovia          Median: Top 20 U.S. Banks
0.60%
1.04%
0.48%
NPA/Loans Ratio
1.05%
2001 2Q07
Source: Company reports.
BAC 0.32%
WB 0.48%
JPM 0.57%
WFC 0.79%
C 0.89%
25.8x
4.96x
5.82x
10.0x
2Q07 2001
WB 25.8x
JPM 8.0x
BAC 7.3x
WFC 5.8x
C 5.8x
PTPP Earnings*/
Charge-offs
*Pre-tax, pre-provision earnings.

Page 27 - 5219, Lehman Brothers Financial Services Conference
$12
$16
$20
$24
$28
$32
$36
$40
$44
4Q01 2Q02 4Q02 2Q03 4Q03 2Q04 4Q04 2Q05 4Q05 2Q06 4Q06 2Q07
Economic Tangible Tier 1
Low risk business model produces
significant capital cushion
Tangible common equity vs. economic capital
($ in billions)
-$1.9B
$7.4B

Page 28 - 5219, Lehman Brothers Financial Services Conference
0.35
0.64
0.56
0.26
0.51
0.46
0.72
0.88
1.23
1.21
1.11
0.99
$0.24
$0.36
$0.48
$0.60
4Q01 4Q02 4Q03 4Q04 4Q05 4Q06
$0.58
$0.78
$0.98
$1.18
$1.38
Dividends EPS*
Strong growth in EPS and focus on low risk
model has permitted strong dividend growth
EPS CAGR* Dividends CAGR
Since 4Q01 15% 19%
*Represents net income available to common shareholders excluding after-tax merger-related and restructuring expenses; compound growth figures exclude merger-related and restructuring expenses of $20 million ($0.01) in 2Q07 and $63 million ($0.04) in 4Q01.
$

Page 29 - 5219, Lehman Brothers Financial Services Conference
Priorities for excess capital usage
Reinvestment in the business
– Western expansion
– Retail credit products
– International expansion for select product sets and
distribution channels
Dividend payouts
– Target cash dividend payout ratio* of 40 - 50%
– Increased dividend 14% in August 2007
Share buybacks
*Represents net income available to common shareholders before merger-related and restructuring expenses, intangible amortization, and preferred dividends.

Page 30 - 5219, Lehman Brothers Financial Services Conference Appendix

Page 31 - 5219, Lehman Brothers Financial Services Conference
General Bank:
Strong track record of sales growth
*For comparative and illustrative purposes. Average core deposits include additions of ($ billions): legacy Wachovia in 2001: $14 billion; legacy SouthTrust in
2001: $22.0; 2002: $23.9; 2003: $25.6; 2004: $23.0; legacy Golden West in 2001: $35.4; 2002: $40.9; 2003: $46.7; 2004: $52.9; 2005: $60.1; 2006: $45.1.
$181
$206
$225
$242
$262
$278
$295
2001 2002 2003 2004 2005 2006 1H07
“Combined” Core Deposits*
($ billions)

Page 32 - 5219, Lehman Brothers Financial Services Conference
Consumer real estate portfolio
Consumer real estate loans with FICO score < 620 and LTV > 80% total only $1.1 billion
As of 6/30/2007.
Consumer Real Estate Portfolio - On-Balance Sheet (Net of Unearned Income)
Loan
Average Average % of Loans
(dollars in millions)
Balances
FICO LTV
(1)
LTV > 90%
Home equity loans and lines
First lien $ 28,445 729 71% 13%
Second lien 29,284 725 75% 14%
Total home equity loans and lines 57,729 727 73% 14%
Mortgage loans 162,564 689 70% 2%
Total consumer real estate portolio 220,293 699 70% 5%
Nonaccrual loans
Total first lien 1,289 648 76% 4%
Total second lien 47 682 82% 27%
Total consumer real estate nonaccrual loans $ 1,336 649 76% 5%
(1)
Second lien LTVs reflect the total borrowings, including first lien positions held by third parties.

Page 33 - 5219, Lehman Brothers Financial Services Conference
$46 million in profit
from deferred
interest since 3Q05
$335K in losses
Currently 1.9%
of portfolio
For every $1.2B
of growth, LTV
increases by an
estimated 1%
Average LTV of
deferred interest
portfolio is 72%
Deferred interest:
Incremental asset growth with low loss content
($ in millions)
0
2
4
6
8
10
12
14
3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07
Losses on Deferred Interest NII on Deferred Interest
$13 million
in 2Q07
$0.2 million
in 2Q07

Deutsche Bank	Bank of America	Citigroup	Goldman Sachs	Morgan Stanley	Credit Suisse	JPMorgan Chase	Lehman Brothers	Merrill Lynch	Barclays	Bear Stearns	Royal Bank of Scotland	Other
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WACHOVIA

The banks behind the biggest buyouts
4.9 CDW
23.6 Clear Channel
$37.4 TXU
2.4 APN News and Media
3.2 Kerzner International
3.2 Station Casinos
3.6 Trizec Canada
3.7 Ceridian
4.0 United Rentals
4.0 Advanced Semiconductor
4.1 Affiliated Computer
4.2 CarrAmerica Realty
4.4 Alliance Data Systems
4.5 ServiceMaster
$2 billion to $5 billion
5.1 Intelsat
7.3 CSC Holdings
7.3 Corus Group
9.0 Harrah’s Entertainment
9.2 Cablevision
$5 billion to $10 billion
12.0 Chrysler
15.9 BCE
16.0 First Data
16.5 Sallie Mae
17.1 Archstone-Smith
17.8 Alliance Boots
$10 billion to $20 billion
21.0 Hilton Hotels
23.2 Alltel
$20 billion to $30 billion
Deals over $30 billion
Page 34 - 5219, Lehman Brothers Financial Services Conference
Major Lenders
Deal
Value*
Being Acquired
Current leveraged buyout
deals over $2 billion
Source: New York Times 9/4/2007. *Excludes debt.

Page 35 - 5219, Lehman Brothers Financial Services Conference
Cautionary statement
This investor presentation may contain, among other things, certain forward-looking statements with respect to Wachovia, as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia, including,  without limitation,
(i) statements regarding certain of Wachovia’s goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of Wachovia’s credit quality trends, (ii)
statements relating to the benefits of the proposed merger between Wachovia and A.G. Edwards, Inc. (the “A.G. Edwards Merger”), including future financial and operating results, cost savings, enhanced revenues and the accretion/dilution to reported earnings that may be realized from the A.G.
Edwards Merger, (iii) statements relating to the benefits of the merger between Wachovia and Golden West Financial Corporation completed on October
1, 2006 (the “Golden West Merger”), including future financial and operating results, cost savings, enhanced revenues and the accretion/dilution to reported earnings that may be realized from the Golden West Merger, and (iv) statements preceded by, followed by or that include the words “may”,
“could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “projects”, “outlook” or similar expressions. These forward-looking statements are based on the current beliefs and expectations of Wachovia’s management and are subject to significant risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s control). Actual results may differ from those set forth in the forward-
looking statements. The following factors, among others, could cause Wachovia’s financial performance to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and/or A.G. Edwards in connection with the A.G. Edwards Merger or the businesses of Wachovia and/or Golden West in connection with the Golden West Merger will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) the risk that expected revenue synergies and cost savings from the A.G. Edwards Merger or the
Golden West Merger may not be fully realized or realized within the expected time frame; (3) the risk that revenues following the A.G. Edwards Merger or the Golden West Merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the A.G.
Edwards Merger or the Golden West Merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the inability to obtain governmental approvals of the A.G. Edwards Merger on the proposed terms and schedule; (6) the failure of A.G.
Edwards’ shareholders to approve the A.G. Edwards Merger; (7) the risk that the strength of the United States economy in general and the strength of the local economies in which Wachovia and/or A.G. Edwards conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s loan portfolio and allowance for loan losses; (8)
the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal
Reserve System; (9) potential or actual litigation; (10) inflation, interest rate, market and monetary fluctuations; (11) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s and A.G. Edwards’ brokerage and capital markets activities; (12) unanticipated regulatory or judicial proceedings or rulings; (13) the impact of changes in accounting principles; (14) adverse changes in financial performance and/or condition of Wachovia’s borrowers which could impact repayment of such borrowers’ outstanding loans; and (15) the impact on Wachovia’s and/or A.G. Edwards’ businesses, as well as on the risks set forth above, of various domestic or international military or terrorist activities or conflicts. Wachovia cautions that the foregoing list of factors is not exclusive. All subsequent written and oral forward looking statements concerning Wachovia, the A.G. Edwards Merger or the Golden West Merger or other matters and attributable to Wachovia or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia does not undertake any obligation to update any forward-looking statement, whether written or oral.

Page 36 - 5219, Lehman Brothers Financial Services Conference
Additional information
The proposed A.G. Edwards Merger will be submitted to A.G. Edwards’ shareholders for their consideration. A.G. Edwards’ shareholders are urged to read the definitive proxy statement/prospectus regarding the proposed A.G. Edwards Merger, as well as any other relevant documents concerning the proposed A.G. Edwards Merger filed with the SEC (and any amendments or supplements to those documents), because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Wachovia and
A.G. Edwards, at the SEC’s website (http://www.sec.gov) and at the companies’
respective websites, www.wachovia.com
and www.agedwards.com.
Copies of the definitive proxy statement/prospectus and the SEC filings incorporated by reference in the definitive proxy statement/prospectus can also be obtained, free of charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte,
NC 28288-0206, (704)-383-0798; or to A.G. Edwards, Inc., Investor Relations, One North Jefferson Avenue, St. Louis, MO  63103, (314) 955-3000.